EXHIBIT 12
EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited, dollars in thousands)

	Three Months Ended May 31,
	2006	2007
EARNINGS:
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$996	$2,671
Add:
Fixed charges	15,437	12,314
Less:
Preferred stock dividends	2,246	2,246

Earnings	$14,187	$12,739

FIXED CHARGES:
Interest expense (including amortization of debt expenses)	$12,562	$9,332
Portion of rents representative of the interest factor	629	736
Preferred stock dividends	2,246	2,246

Fixed Charges	$15,437	$12,314

Ratio of Earnings to Fixed Charges	N/A	1.0

Deficiency	$1,250	$—